NEWS RELEASE 10-41	DEC. 2, 2010

OPEN-PIT TESTWORK RETURNS 6.06 G/T GOLD OVER 16.92 METRES
AND 369.5 G/T SILVER OVER 3.05 METRES AT NORTHUMBERLAND, NEVADA

Fronteer Gold (FRG: TSX/NYSE-Amex) reports that core drilling adjacent to, and beneath, historic pits at the company’s wholly owned Northumberland gold deposit has returned excellent grades over significant widths.

Fronteer Gold’s goal is to advance Northumberland as a combined open-pit and underground operation. The majority of the drilling conducted to date by Fronteer Gold has focused on defining high-grade domains of underground-mineable sulphide gold mineralization, which are now in the process of being accessed via a 280-metre decline.

The other important component of Northumberland’s overall development program is to define the open-pit mineable oxide and transitional material surrounding the property’s two shallow historic pits. Core material, taken from seven holes located within and around Northumberland’s existing pits, will be composited into samples for column leaching and other metallurgical testing at McClelland Laboratories Inc. in Sparks, Nevada.

Assay results from the program’s first four of these holes include wide intervals of open-pit mineable gold mineralization. Drill highlights include:

  6.06 grams per tonne gold over 16.92 metres, including 8.93 g/t gold over 7.62 metres; and a separate zone that returned 2.44 g/t gold over 44.20 metres, in FNU43;

  2.93 g/t gold over 30.18 metres in FNU45; and

  2.78 g/t gold over 19.81 metres in FNU44.

Silver is also an important component of mineralization at Northumberland, where rich epithermal veins were mined in the late 1800s. High-grade silver highlights from new drilling include:

  369.50 g/t silver over 3.05 metres in FNU44;

  154.93 g/t silver over 4.57 metres, including 457.0 g/t silver over 1.52 metres; and 55.33 g/t silver over 3.66 metres in FNU43; and

  43.72 g/t silver over 2.74 metres in FNU46.

For a map highlighting this new drilling, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/NorthumberlandDrillMap1041.pdf

DRILL RESULTS

	From	To	Interval	Au	Au	Ag	Cut-off
	(metres)	(metres)	(metres)	(g/t)	(oz/ton)	(g/t)	(g/t Au)
FNU043	92.96	97.54	4.57	0.65	0.019	154.93	0.3
including	94.49	96.01	1.52	1.07	0.031	457.00	0.5
and	102.11	109.73	7.62	1.05	0.031	2.90	0.3
and	155.45	172.36	16.92	6.06	0.177	7.00	0.3
including	155.45	163.07	7.62	8.93	0.260	7.95	2.0
including	164.90	172.36	7.47	4.56	0.133	7.58	2.0
and	186.84	190.50	3.66	2.61	0.076	55.33	0.5
and	199.64	243.84	44.20	2.44	0.071	4.60	0.3
including	225.86	235.00	9.14	2.96	0.086	3.46	2.0
including	238.35	243.84	5.49	6.09	0.178	6.17	2.0
FNU044	7.62	10.67	3.05	1.24	0.036	369.50	0.5
and	59.13	65.53	6.40	1.40	0.041	2.07	0.3
including	60.05	63.09	3.05	2.49	0.073	2.48	2.0
and	96.01	99.06	3.05	1.07	0.031	5.47	0.5
and	111.25	131.06	19.81	2.78	0.081	5.24	0.5
including	117.35	131.06	13.72	3.35	0.098	6.61	2.0
and	133.72	136.70	2.99	1.67	0.049	6.28	0.5
FNU045	43.89	74.07	30.18	2.93	0.085	3.93	0.3
including	47.24	51.82	4.57	3.51	0.102	5.04	2.0
including	53.34	67.36	14.02	3.90	0.114	4.65	2.0
FNU046	24.08	26.82	2.74	0.57	0.017	43.72	0.3
and	31.39	32.67	1.28	1.12	0.033	48.60	0.5

Composite intervals in this table are created at a range of 0.3 g/t gold and 0.5 g/t gold cut offs. Several values below the cutoff are included as part of the mineralized zone. True widths of the mineralized intervals generally range between 80-100% of the reported lengths.

UNDERGROUND DEVELOPMENT PROGRAM
Contractor J.S. Redpath Corporation of Sparks, Nevada, has commenced construction of a 280-metre long decline to access deeper high-grade mineralization within the deposit.

The purpose of the decline is three-fold:

  To provide the most cost-effective method for future exploration/definition drilling and the best opportunity to assess controls on high-grade mineralization.
  To provide access for extraction of bulk samples for metallurgical testing and pilot testing.
  To afford an easy transition from exploration to production.

James Ashton P.E. is designated as a Qualified Person for the Northumberland drill results, with the ability and authority to verify the authenticity of, and validity of these data. Drill composites were calculated using a cut-off of 0.3 g/t. Drill intersections are reported as drilled thicknesses. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t (over 100 g/t for silver) were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the insertion of duplicate samples at random intervals within each batch. Holes are also analyzed for a 51-element geochemical suite by ICP-MS/-AES.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey, and 100% ownership of Aurora Energy Resources Inc, developer of one of the world’s largest uranium deposits, based in Labrador, Canada. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.